Exhibit 99.2

Orbic North America, LLC Files Definitive Proxy Materials with the Securities and Exchange Commission

Urges Stockholders to Support Real Change on Sonim’s Board by Voting FOR Orbic’s Highly Qualified Nominees at the Annual Meeting on July 18, 2025

Vote for each Orbic’s Board Nominees on the Blue Proxy Card

HAUPPAUGE, NEW YORK, June 24, 2025 / PR Newswire — AJP Holding Company, LLC (“AJP”) and Orbic North America, LLC (“Orbic”), an international leader in mobile technology innovation, today announced that they and other participants in their proxy solicitation (collectively, the “AJP/Orbic Parties”) have filed definitive proxy materials with the Securities and Exchange Commission in connection with the 2025 Annual Meeting of Sonim Technologies, Inc. (NASDAQ:SONM) (“Sonim” or the “Company”).

AJP and Orbic recommend that the stockholders of Sonim vote for their five highly qualified board nominees, Douglas Benedict, Joseph Glynn, Gregory Johnson, Surendra Singh and Michael Wallace, and withhold votes on the Company board nominees at the annual meeting of stockholders scheduled to be held on July 18, 2025.

For more information or assistance with voting your shares, please call AJP/Orbic’s proxy solicitor:

Alliance Advisors LLC

150 Clove Rd, #400
Little Falls Township, NJ 07424
Stockholders Call Toll-Free: 833-218-3964
E-mail: orbic@allianceadvisors.com

About Orbic

Orbic, a U.S.-headquartered technology company based in New York, reimagines the connected experience by thinking outside of the mainstream. Using best-in-class technology, Orbic provides meaningful features to customers seeking something unique and accessible to all, without exclusion. As a leader in developing and manufacturing innovative mobile solutions for smart, value-tech consumers, Orbic offers a full portfolio of connected solutions from smartphones and tablets to mobile hotspots and connected laptops. Orbic’s extensive global ecosystem of partners, suppliers, and carriers ensures that their products deliver exceptional value and performance, making high-quality technology accessible to a wider audience. For more information, visit www.orbic.us.

Important Information and Where to Find It

The AJP/Orbic Parties have filed with the SEC a definitive proxy statement on Schedule 14A, containing a form of BLUE proxy card, with respect to its solicitation of proxies for the 2025 Annual Meeting of Stockholders.

Stockholders are strongly encouraged to read the Company’s definitive proxy statement (including any amendments or supplements thereto) and any other documents filed or to be filed with the SEC carefully and in their entirety when they become available because they contain or will contain important information.

You may obtain a free copy of the AJP/Orbic Parties’ proxy statement and any additional soliciting materials that they file with the SEC at the SEC’s website at www.sec.gov, or by contacting Alliance Advisors at the address and phone number indicated above.

Participants in Solicitation

AJP, Orbic, Jeffrey Wang, Parveen Narula, Ashima Narula and their director nominees –Douglas Benedict, Joseph Glynn, Gregory Johnson, Suren Singh, and Michael Wallace – under SEC rules, may be deemed to be participants in the solicitation of proxies of Sonim’s stockholders in connection with the election of directors at Sonim’s 2025 Annual Meeting to Sonim’s stockholders.

Stockholders may obtain more detailed information regarding AJP/Orbic’s director nominees, under the captions “Questions and Answers Relating to this Proxy Solicitation” and Certain Information Regarding the Participants” of the AJP/Orbic Parties’ definitive proxy statement for the 2025 Annual Meeting filed with the SEC on June 24, 2025.

Investor Contact:

Adam Riches

Alliance Advisors

Orbic@allianceadvisors.com